SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1       Translation of letter to the Argentine Securities Commission dated March 16, 2026.

Buenos Aires, March 16, 2026

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Relevant Information – Report on Repurchase of Notes.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados

We hereby inform that between March 10 and March 13, 2026, YPF S.A. (the “Company”) repurchased Class XXX Notes (YMCWO) for a total amount of Ps. 11,397,165,800.00 (eleven billion three hundred ninety-seven million one hundred sixty-five thousand eight hundred pesos and 0/100), equivalent to a par value of US$ 8,200,000 and Class XXVII Notes (YMCTO) for a total amount of Ps. 4,209,175,803.33 (four billion two hundred nine million one hundred seventy-five thousand eight hundred three pesos and 33/100), equivalent to a par value of US$ 3,084,511, and both will be held in portfolio.

The Class XXX Notes were originally issued by the Company in July 2024 for a nominal value of US$ 185,000,000 and in April 2025 for an additional nominal value of US$ 204,000,000, under the Company’s Frequent Issuer framework, with maturity in July 2026, and the Class XXVII Notes were originally issued by the Company in October 2023 for a nominal value of US$ 127,904,997, under the Company’s Frequent Issuer framework, with maturity in October 2026.

The repurchase was made at an average price equivalent to 98.87% of their nominal value for Class XXX Notes, and 97.53% of their nominal value for Class XXVII.

Sincerely,

Margarita Chun

Markets Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 16, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer